UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

MAC-GRAY CORPORATION

(Name of Issuer)

Common Stock, $.01 Par Value Per Share

(Title of Class of Securities)

554153106

(CUSIP Number)

Chad H. Goldstein

Moab Capital Partners, LLC

15 East 62nd Street

New York, NY 10065

(212) 981-2623

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 9, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 554153106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Moab Capital Partners, LLC 20-4093001
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 616900106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Moab Partners, LP 20-4092810
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 616900106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael M. Rothenberg
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) IN, HC

Item 1.	Security and Issuer

This Schedule 13D relates to the Common Stock, $.01 Par Value, of Mac-Gray Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 404 Wyman Street, Suite 400, Waltham, Massachusetts 02451-1212.

Item 2.	Identity and Background

(a)	This Schedule 13D is being filed on behalf of Moab Capital Partners, LLC (“Moab LLC”); Moab Partners, L.P. (“Moab L.P.”); and Mr. Michael M. Rothenberg (collectively, the “Reporting Persons” and each, a “Reporting Person”).

(b)	The address of each Reporting Person is 15 East 62nd Street, New York, NY 10065.

(c)	(i) The principal business of Moab LLC is to act as the investment manager for Moab, L.P. and its affiliated private investment funds.

(ii) The principal business of Moab L.P. is investing in event-driven securities, often as an activist shareholder or bondholder.

(iii) The principal occupation of Mr. Rothenberg is managing member of Moab LLC.

(d)	None.

(e)	None.

(f)	(i) Moab LLC is a Delaware limited liability company.

(ii)	Moab L.P. is a Delaware limited partnership.

(iii)	Mr. Rothenberg is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

Moab L.P. effects transactions in securities primarily through margin accounts maintained with JP Morgan Securities Corp., which may extend margin credit to Moab L.P. as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the firm’s credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account.

Item 4.	Purpose of Transaction

Item 4 as previously filed is amended to add the following language:

On January 9, 2014, the Issuer completed its previously announced merger with Spin Holdco Inc., a wholly-owned subsidiary of CSC ServiceWorks, Inc. (the “Merger”), pursuant to the terms of that certain Agreement and Plan of Merger dated as of October 14, 2013 (the “Merger Agreement”). On the effective date and time of the Merger, all of the shares of the Issuer’s Common Stock issued and outstanding immediately prior to the effective time (the “Shares”), including the Shares held by the Reporting Persons, were converted into the right to receive cash in accordance with the Merger Agreement.

Item 5.	Interest in Securities of the Issuer

(a)	As a result of the completion of the Merger, none of the Shares of the Issuer are beneficially owned by the Reporting Persons.

(b)	As a result of the completion of the Merger, no Reporting Person has any voting power or investment power with respect to any of the Shares.

(c)	No transactions effected in the Shares have taken place in the last sixty days.

(d)	Except as described above, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)	Each Reporting Person ceased to be the beneficial owner of more than 5% of the Shares on January 9, 2014.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

The joint filing agreement pursuant to Rule 13d-1(k), attached as Exhibit A.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 15, 2014

Moab Partners, L.P.

By:	Moab GP, LLC
Its:	General Partner

	By:	Moab Capital Partners, LLC
	Its:	Managing Member

By:	/s/ Michael M. Rothenberg
Michael M. Rothenberg, Managing Director

Moab Capital Partners, LLC

By:	/s/ Michael M. Rothenberg
Michael M. Rothenberg, Managing Director

/s/ Michael M. Rothenberg
Michael M. Rothenberg

Exhibit A

Joint Filing Agreement Pursuant to Rule 13d-1

This agreement is made pursuant to Rule 13d-l(k)(1) under the Securities and Exchange Act of 1934, as amended (the “Act”) by and among the parties listed below, each referenced to herein as a “Joint Filer.” The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Date: January 15, 2014

Moab Partners, L.P.

By:	Moab GP, LLC
Its:	General Partner

	By:	Moab Capital Partners, LLC
	Its:	Managing Member

By:	/s/ Michael M. Rothenberg
Michael M. Rothenberg, Managing Director

Moab Capital Partners, LLC

By:	/s/ Michael M. Rothenberg
Michael M. Rothenberg, Managing Director

/s/ Michael M. Rothenberg
Michael M. Rothenberg